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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                         -----------------------------------

                                       FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


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                           MERIDIAN INDUSTRIAL TRUST, INC.
                (Exact name of registrant as specified in its charter)



                MARYLAND                                94-3224765
(State of Incorporation or organization) (I.R.S. Employer Identification Number)

455 MARKET STREET, 17TH FLOOR                              94105
SAN FRANCISCO, CALIFORNIA                                (Zip code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                                 Title of each class
                                 to be so registered
                                 -------------------

RIGHTS TO PURCHASE SERIES C JUNIOR PARTICIPATING PREFERRED STOCK, PAR VALUE $.001 PER SHARE

Securities to be registered pursuant to Section 12(g) of the Act:  NONE

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On February 27, 1998, the Board of Directors of Meridian Industrial Trust, Inc., a Maryland corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend is payable to the stockholders of record on March 16, 1998 (the "Record Date"). As of March 6, 1998, 30,186,468 Common Shares were issued and outstanding. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), of the Company, at a price of $100 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of March 12, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Shares, whether held in certificated or book entry form, and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, subject to certain exceptions with respect to stockholders that beneficially owned more than 15% of the Company's outstanding Voting Shares on the date the Rights Agreement was adopted (the "Ownership Limit"), or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group in excess of the Ownership Limit.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) with respect to Common Shares outstanding on the Record Date that are held in certificated form, the Rights will be evidenced by the certificates representing such Common Shares with a copy of the Summary of Rights to Purchase Preferred Shares included as Exhibit 4.4 hereto (the "Summary of Rights") attached thereto, (ii) with respect to Common Shares outstanding on the Record Date that are held in book entry form, the Rights will be evidenced a notation in the records of the Rights Agent (which also serves as the transfer agent for the Common Shares), (iii) the Rights will be transferred with and only with the Common Shares, (iv) new Common Share certificates issued after the Record Date, upon transfer or new issuance of the Common Shares in certificated form, will contain a notation incorporating the Rights Agreement by reference, and (v) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights. After the Distribution Date the Rights will not be held in book-entry form.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 12, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a person or group were to acquire Voting Shares of the Company in excess of the Ownership Limit, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number

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of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     PREFERRED SHARES. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

     The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

     ANTIDILUTION AND OTHER ADJUSTMENTS. The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     EXCHANGE OPTION. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of the outstanding Voting Shares of the Company in excess of the Ownership Limit and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Shares in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each two Common Shares for which each Right is then exercisable, subject to adjustment.

     REDEMPTION OF RIGHTS. At any time prior to the first public announcement that a person or group has become the beneficial owner of Voting Shares in excess of the Ownership Limit, the Board of Directors of the Company (including at least a majority of the Continuing Directors) may redeem all but not less than all the then outstanding Rights at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors (including at least a majority of the Continuing Directors) in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of the Company (including at least a majority of the Continuing Directors) without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group

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has become the beneficial owner of outstanding Voting Shares in excess of the
Ownership Limit, no such amendment may materially and adversely affect the interests of the holders of the Rights.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, form of Certificate of Designation of Series C Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights and the specimen of the legend to be placed on new Common Share certificates, filed as exhibits hereto and incorporated by reference herein.

ITEM 2.   EXHIBITS.

     3.1 The Company's Third Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11, Registration No. 333-02322).

     3.2 Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.3 Amendment to Second Amended and Restated Bylaws adopted January 26, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.4 Second Amendment to Second Amended and Restated Bylaws adopted September 17, 1997 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     4.1. Rights Agreement, dated as of March 12, 1998, between the Company and the Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series C Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights as Exhibit C.

     4.2. Form of Certificate of Designation of Series C Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement filed as
Exhibit 4.1 hereto) setting forth the terms of the Series C Junior Participating Preferred Stock, par value $.001 per share.

     4.3. Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

     4.4. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

     4.5. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after March 16, 1998 and prior to the Distribution Date upon transfer, exchange or new issuance.

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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   MERIDIAN INDUSTRIAL TRUST, INC.



Date:  March 16, 1998              By:/s/ Robert A. Dobbin
                                      -------------------------
                                   Name:  Robert A. Dobbin
                                   Title: Secretary and General Counsel


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                                    EXHIBIT INDEX

   Exhibit                                                        Sequentially
   Number                        Description                     Numbered Page
   ------                        -----------                     --------------
     3.1 The Company's Third Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11, Registration No. 333-02322).

     3.2      Second Amended and Restated Bylaws of the Company
              (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.3 Amendment to Second Amended and Restated Bylaws adopted January 26, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.4 Second Amendment to Second Amended and Restated Bylaws adopted September 17, 1997 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     4.1 Rights Agreement, dated as of March 12, 1998, between the Company and the Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series C Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights as Exhibit C


     4.2 Form of Certificate of Designation of Series C Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement filed as
              Exhibit 4.1 hereto) setting forth the terms of the Series C Junior Participating Preferred Stock, par value $.001 per share

     4.3 Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date

     4.4 Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date


     4.5      Specimen of legend to be placed, pursuant to
              Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after March 16, 1998 and prior to the Distribution Date upon transfer, exchange or new issuance